Filed pursuant to Rule 424(b)(3)

File No. 333-291400

RoboStrategy, Inc.

19,655,968 Shares of Common Stock

________________

Supplement No. 3 dated June 17, 2026

to the

Prospectus and Statement of Additional Information dated May 5, 2026, as amended or supplemented as of the date hereof

This prospectus supplement modifies, amends and supplements certain information contained in the Prospectus of RoboStrategy, Inc. (the “Fund”) dated May 5, 2026, as amended or supplemented (the “Prospectus”) and the statement of additional information, dated May 5, 2026, as amended or supplemented (the “Statement of Additional Information”). Capitalized terms used in this prospectus supplement and not otherwise defined have the meaning specified in the Prospectus and/or Statement of Additional Information.

You should carefully consider the “Types of Investments and Related Risk Factors” section beginning on page 31 of the Prospectus.

Net Asset Value

In connection with our regular net asset value determination process, as provided in our valuation policies and procedures, our net asset value as of May 31, 2026, is $7.24 per share of our common stock.

Portfolio

The following table sets forth certain information as of May 31, 2026, for each portfolio company in which we are currently invested. Percentages of Net Assets are calculated based on the Fund's Net Assets Applicable to Common Shares of $146,855,757.08 as of May 31, 2026.

Current Portfolio - As of May 31, 2026

Portfolio Company	Nature of Business	Security Type	Shares	Fair Value $	Investment Year	% of Net Assets
Figure AI, Inc. (a)(b)(c)(d)	Humanoid Robotics	LP Interest in NV FigureAI Series B QP Partners LLC has economic exposure to Figure AI, Inc. Series B Preferred Stock	237,442	$37,250,000	2025	25.37%
Dyna, Inc. (a)(b)(c)	General Purpose Robotics	Direct ownership of Series A Preferred Stock	1,491,163	$37,249,997	2025	25.37%
Apptronik, Inc. (a)(b)(c)(d)	Humanoid Robotics	LP Interest in AP 1125 Fund V, a series of Capital Factory, LP invested in Apptronik, Inc. Series A-1, A-2 and Seed 1 Preferred Stock	579,213	$19,503,143	2025	13.28%
Apptronik, Inc. (a)(b)(c)	Humanoid Robotics	Direct ownership of Series Seed 1 Preferred Stock	513,046	$17,746,859	2025	12.08%
Dexmate, Inc. (a)(b)(c)	General Purpose Robotics	Direct ownership of Series 1 Seed Preferred Stock	1,740,280	$9,999,997	2026	6.81%
Standard Bots Company (a)(b)(c)	Industrial Automation	Direct ownership of Series C Preferred Stock	234,190	$6,999,986	2026	4.77%
Path Robotics, Inc. (a)(b)(c)	Industrial Automation	Direct ownership of Series D-2 Preferred Stock	773,660	$5,999,996	2025	4.09%
REK, Inc. (a)(b)(c)	Humanoid Robotics	Direct ownership of Series 1 Seed Preferred Stock	1,875,891	$2,500,000	2025	1.70%
GMI Computing Holding (Cayman) Ltd. (a)(b)(c)(e)	Cloud Infrastructure	Direct ownership SAFE instrument convertible into Series B Preferred Stock at next financing round	1	$2,000,000	2025	1.36%
Cyan Robotics, Inc. (dba CoCo Robotics) (a)(b)(c)(d)(e)	Logistics	RoboStrategy DDGR LLC invested in Cyan Robotics, Inc.SAFE	1	$1,500,000	2026	1.02%
Nox Metals, Inc. (a)(b)(c)(e)	Advanced Manufacturing	Direct ownership SAFE instrument convertible into equity at next financing round	1	$750,000	2026	0.51%
Endiatx, Inc. (a)(b)(c)	Medical Robotics	Direct ownership of Series A Preferred Stock	285,322	$499,998	2025	0.34%
Allonic, Inc. (a)(b)(c)	Robotics Infrastructure	Direct ownership of Pre-seed Preferred Stock	154,798	$291,494	2026	0.20%
Purple Rhombus LLC (a)(b)(c)(d)(e)	Defense Robotics	LP Interest in PU-1003 Fund I, a series of MV Funds, LP invested in Purple Rhombus LLC SAFE Note	1	$250,000	2025	0.17%

(a)	Non-income producing security.

(b)	Level 3 securities fair valued using significant unobservable inputs.

(c)	Restricted investments as to resale.

(d)	The Fund holds its investment through a special purpose vehicle ("SPV") that invested in the underlying portfolio company. For SPV positions held in equity securities, the number of shares presented represents the equivalent number of underlying portfolio company shares to which the Fund has economic exposure through the SPV. For SPV positions held in SAFEs or other instruments not yet converted into equity, no underlying share count is presented.

(e)	Simple Agreement for Future Equity ("SAFE"). Upon a qualified equity financing, the SAFE will convert into preferred shares of the issuer in accordance with its terms.

The portfolio information presented above is as of May 31, 2026 and reflects the Fund's holdings as of that date, including investments made after the close of the Fund's most recent semi-annual reporting period ended February 28, 2026. Percentages of Net Assets are calculated based on the Fund's Net Assets Applicable to Common Shares of $146,855,757.08 as of May 31, 2026. The Fund intends to update this information on a monthly basis.

Fair values are determined in good faith in accordance with valuation procedures established by the Fund's Board of Directors and are inherently subjective. Fair value determinations involve significant unobservable inputs and reflect good faith judgments based on available information. Accordingly, there can be no assurance that the fair values reflected above would approximate the prices at which the Fund could sell these securities.